Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Corn Products International, Inc.:
We consent to the incorporation by reference in the Registration Statement on Form S-8 of Corn Products International, Inc. of our reports dated March 10, 2005, relating to the consolidated balance sheets of Corn Products International, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders’ equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports are included in the December 31, 2004 annual report on Form 10-K of Corn Products International, Inc.
Chicago, Illinois
October 26, 2005